February 19, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Gary Todd, Reviewing Accountant

Re:	Becton, Dickinson and Company (the “Company”) Form 10-Q for the quarter ended December 31, 2007 Filed February 4, 2008 Form 8-K dated January 24, 2008 File No. 001-04802

Ladies and Gentlemen:

As previously discussed with the Staff, we are responding to your comments on the above filings contained in your letter of February 5, 2008. This response letter has been reviewed with the Company’s independent registered public accounting firm, Ernst & Young LLP, in advance of mailing to you. In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Period Ended December 31, 2007 (the “Form 10-Q”)

Response to Comments 1 and 2

We intend to file a Form 8-K that would include as an exhibit the agreement originally filed as exhibit 10(r) to the Form 10-Q. All attachments to the agreement will be included in the Form 8-K filing.

Form 8-K dated January 24, 2008

Response to Comment 3

We understand it is the Staff’s position that the headline bullet points in the earnings release included in the above filing are contrary to the requirements of Item 10(e)(1)(i) of Regulation S-K. In future releases, we will only include a non-GAAP financial measure in the headline if also presenting the most directly comparable GAAP measure with equal or greater prominence.

If you would like to discuss these responses, please call either William Tozzi, our Vice President – Finance, at (201) 847-7076, or myself at (201) 847-7322.

Very truly yours,

/s/ John R. Considine

John R. Considine

Senior Executive Vice President and

Chief Financial Officer

cc:	Securities and Exchange Commission

Martin James

Kristin Lochhead

Geoff Kruczek

Russell Mancuso

Becton, Dickinson and Company

Edward J. Ludwig, Chairman, President and Chief Executive Officer

Jeffrey S., Sherman, Senior Vice President and General Counsel

William A. Tozzi, Vice President – Finance

Kathryn J. Garbarini, Director of Financial Reporting and Policy

Gary DeFazio, Associate General Counsel

Members of the Audit Committee

Davis Polk & Wardwell

Sarah E. Beshar, Esq.

Ning Chiu, Esq.

Ernst & Young, LLP

Bud McDonald

Patricia Janicek